# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brown-Forman Corporation, CIK 0000014693
CUSIP: 115637100
Title of class of securities: Class A Common Stock (voting), $0.15 par value per share
Address of issuer's principal executive offices: 850 DIXIE HWY, LOUISVILLE, Kentucky (KY), 40210
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001701991
Persons authorized to receive notices and communications: Wolf Pen Branch, LP, c/o The Glenview Trust Company, 5900 U.S. Highway 42, Louisville, Kentucky (KY), 40241, (502) 212-7800; Katelyn Brown Goebel, Esq., c/o The Glenview Trust Company, 5900 U.S. Highway 42, Louisville, Kentucky (KY), 40241, (502) 212-7800

## Reporting persons
- Wolf Pen Branch, LP (CIK 0001701991): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 101,601,480; sole dispositive power 42,000,000; aggregate amount beneficially owned 101,601,480 (60.3% of the class)
  Comment: Row 4: See Item 3 of Original Schedule 13D (as defined under Item 1 below).
  Row 13: Based upon 168,441,239 shares of Class A Common Stock (voting) outstanding as of February 28, 2026 as disclosed in Brown-Forman Corporation's Quarterly Report on Form 10-Q for the quarter ended January 31, 2026, filed with the Securities and Exchange Commission on March 4, 2026.
- Wolf Pen Branch GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 101,601,480; sole dispositive power 42,000,000; aggregate amount beneficially owned 101,601,480 (60.3% of the class)
  Comment: Row 4: See Item 3 of Original Schedule 13D.
  Row 7: Wolf Pen Branch GP, LLC has voting power with respect to these shares (which are the same shares in respect of which Wolf Pen Branch, LP has voting power) by virtue of serving as general partner of Wolf Pen Branch, LP. Wolf Pen Branch GP, LLC does not directly hold any of these shares.
  Row 9: Wolf Pen Branch GP, LLC has dispositive power with respect to these shares (which are the same shares in respect of which Wolf Pen Branch, LP has dispositive power) by virtue of serving as general partner of Wolf Pen Branch, LP. Wolf Pen Branch GP, LLC does not directly hold any of these shares.
  Row 13: Based upon 168,441,239 shares of Class A Common Stock (voting) outstanding as of February 28, 2026 as disclosed in Brown-Forman Corporation's Quarterly Report on Form 10-Q for the quarter ended January 31, 2026, filed with the Securities and Exchange Commission on March 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock (voting), $0.15 par value per share
Name of issuer: Brown-Forman Corporation
Address of issuer's principal executive offices: 850 DIXIE HWY, LOUISVILLE, Kentucky (KY), 40210
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the Schedule 13D filed on March 28, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed on March 29, 2019 ("Amendment No. 1" and, collectively, with the Original Schedule 13D, the "Prior Schedule 13D"), by Wolf Pen Branch, LP, a Delaware limited partnership ("HoldCo"), and Wolf Pen Branch GP, LLC, a Delaware limited liability company ("General Partner"), which serves as the sole general partner of HoldCo (HoldCo and General Partner, collectively, the "Reporting Persons"), relating to Class A Common Stock (voting), $0.15 par value per share ("Common Stock"), issued by Brown-Forman Corporation (the "Registrant"). This Amendment No. 2 is being filed as a result of certain developments that have occurred since the filing of Amendment No. 1, including as a result of the receipt by HoldCo of additional Proxies (as defined in Item 6 below) since the filing of Amendment No. 1, which has caused the beneficial ownership of the shares of Common Stock held by HoldCo and the General Partner to increase, as more specifically set forth in Items 5 and 6 below. Except for the amended items set forth in this Amendment No. 2, the Prior Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: In accordance with General Instruction C to Schedule 13D, certain information required by this Item 2 concerning the members of the Board (as defined below) and the officer of the General Partner (collectively, the "Covered Individuals" and, collectively with the Reporting Persons, the "Covered Persons") is set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.
Residence or business address: The address of the principal office of each of the Reporting Persons is c/o The Glenview Trust Company, 5900 U.S. Highway 42, Louisville, Kentucky 40241, Attention: Katelyn Brown Goebel, Esq.
Present principal occupation or employment:
The principal business of HoldCo is to reinforce, complement and formalize the governance role that various branches of the Brown Family (as defined in the Original Schedule 13D) currently play with respect to the Registrant through HoldCo's beneficial ownership of shares of Common Stock as reflected herein, and to take any other action authorized by the General Partner as the general partner of HoldCo. The principal business of the General Partner is to serve as the general partner of HoldCo.

The present principal occupation or employment, and the name, principal business, and address of the organization in which any such employment is conducted, of each of the Covered Individuals is set forth on Schedule A and is incorporated by reference in this Item 2.
Criminal convictions in the last five years: None of the Covered Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Covered Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Covered Individuals is a citizen of the United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, each of the Reporting Persons is the beneficial owner of 101,601,480 shares of Common Stock, which represents 60.3% of the outstanding shares of Common Stock. Of these shares in respect of which the Reporting Persons have beneficial ownership, HoldCo has sole voting power and sole dispositive power with respect to 42,000,000 shares of Common Stock (which includes 42,000,000 of the Contributed Shares), and the General Partner also has sole voting power and sole dispositive power with respect to the Contributed Shares by virtue of serving as the general partner of HoldCo.

In addition, HoldCo has sole voting power with respect to 59,601,480 shares of Common Stock (the "Proxy Shares") in respect of which HoldCo has received irrevocable proxies pursuant to Proxies, all as further described in Item 6 below, and the General Partner also has sole voting power with respect to the Proxy Shares by virtue of serving as the general partner of HoldCo. As described in Item 6 below, since the filing of Amendment No. 1, HoldCo has received irrevocable proxies pursuant to Proxies for an additional 7,095,855 Proxy Shares, in addition to the 52,505,625 Proxy Shares in respect of which HoldCo had received irrevocable proxies pursuant to Proxies at the time of the filing of Amendment No. 1 as disclosed therein.

As of the date hereof, the Covered Individuals beneficially own the number and percentage of shares of Common Stock set forth in Schedule B, which is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Item 5(a) above for information regarding the shares of Common Stock beneficially owned by the Reporting Persons in respect of which the Reporting Persons have sole voting power and sole dispositive power. The Reporting Persons do not have shared voting power or shared dispositive power with respect to any shares of Common Stock.

To the Reporting Persons' knowledge, none of the Covered Individuals has shared voting power or shared dispositive power with respect to any shares of Common Stock.
Transactions in the class effected during the past sixty days: One of the Covered Individuals engaged in a transaction during the 60-day period prior to the filing of this Schedule 13D as set forth on Schedule C attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Background

At the time of the filing of the Original Schedule 13D, as disclosed therein, each limited partner entity of HoldCo (the "Limited Partner Entities") other than Alcyone Spirits, LLC ("Alcyone") provided irrevocable proxies to HoldCo pursuant to Irrevocable Proxy Substitution and Agreements in substantially the form attached as Exhibit 4 to the Original Schedule 13D (the "Limited Partner / Associated Party Irrevocable Proxies") covering 42,287,463 Proxy Shares (including the Pledged Proxy Shares, as defined below). In addition, as disclosed in the Original Schedule 13D, each of these Limited Partner Entities received irrevocable proxies with respect to these Proxy Shares from Brown Family Participants represented by such Limited Partner Entity in substantially the form attached as Exhibit 5 to the Original Schedule 13D (the "Irrevocable Proxies") (provided, that one of the Limited Partner Entities also received irrevocable proxies with respect to 2,415,000 Proxy Shares (the "Pledged Proxy Shares") pledged by Brown Family Participants represented by such Limited Partner Entity in substantially the form attached as Exhibit 6 to the Original Schedule 13D (the "Pledged Shares Irrevocable Proxies"; the Limited Partner / Associated Party Irrevocable Proxies, the Irrevocable Proxies and the Pledged Shares Irrevocable Proxies, collectively, the "Proxies")). In addition, at the time of the filing of the Original Schedule 13D, as disclosed therein, Alcyone provided an irrevocable proxy directly to HoldCo pursuant to an Irrevocable Proxy covering 4,186,454 Proxy Shares (the "Direct Alcyone Proxy Shares").

Following the filing of the Original Schedule 13D, and at the time of the filing of Amendment No. 1, five of the Limited Partner Entities (including Alcyone) provided irrevocable proxies to HoldCo on March 28, 2019 pursuant to Limited Partner / Associated Party Irrevocable Proxies covering 5,538,820 Proxy Shares. Each of these Limited Partner Entities received an Irrevocable Proxy with respect to these Proxy Shares from Brown Family Participants represented by such Limited Partner Entity.

In addition, following the filing of the Original Schedule 13D, and at the time of the filing of Amendment No. 1, the number of the Direct Alcyone Proxy Shares subject to the Irrevocable Proxy previously provided to HoldCo by Alcyone increased by 492,888 Proxy Shares.

Following the filing of Amendment No. 1 and prior to the filing of this Amendment No. 2, six of the Limited Partner Entities provided irrevocable proxies to HoldCo pursuant to Limited Partner / Associated Party Irrevocable Proxies covering in the aggregate 1,286,061 Proxy Shares. Each of these Limited Partner Entities has received an Irrevocable Proxy with respect to these Proxy Shares from Brown Family Participants represented by such Limited Partner Entity. Additionally, since the filing of Amendment No. 1, as a result of collateral changes or other actions related to the Pledged Proxy Shares, the number of Pledged Proxy Shares held by Brown Family Participants represented by such Limited Partner Entity has been reduced to 1,115,623 Proxy Shares, and the portion of the Pledged Proxy Shares that was previously subject to Pledged Shares Irrevocable Proxies is now subject to Irrevocable Proxies. The entities providing Pledged Shares Irrevocable Proxies to the Limited Partner Entity are set forth on Schedule E.

In addition, at the time of the filing of this Amendment No. 2, HoldCo has received Limited Partner / Associated Party Irrevocable Proxies from a descendant of Robinson S. Brown, Jr. (the "RSB Proxy Holder") covering in the aggregate 5,809,794 Proxy Shares (such amount includes 122,800 Proxy Shares subject to Pledged Shares Irrevocable Proxies) in connection with an association agreement entered into by and among HoldCo, the General Partner and the RSB Proxy Holder (the "Association Agreement"). The RSB Proxy Holder has received Irrevocable Proxies with respect to these Proxy Shares from certain members of the RSB Proxy Holder's family branch (the "RSB Branch Participants" and, together with the Brown Family Participants, the "Expanded Brown Family Participants").

Additional disclosure related to this Item 6 is set forth on Schedule D, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement

Exhibit 2: Amended and Restated Limited Liability Company Agreement of General Partner dated as of June 2, 2026

## Signatures
- Wolf Pen Branch, LP: By: Wolf Pen Branch GP, LLC, its general partner, By: /s/ Martin S. Brown, Jr., Martin S. Brown, Jr., Chairman (06/03/2026)
- Wolf Pen Branch GP, LLC: By: /s/ Martin S. Brown, Jr., Martin S. Brown, Jr., Chairman (06/03/2026)